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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

                                    ********

THE FOLLOWING MATERIALS WERE DISTRIBUTED TO EMPLOYEES OF CHRONIMED OR CUSTOMERS OF CHRONIMED ON OR AFTER AUGUST 9, 2004.


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[CHRONIMED STATCRIPT PHARMACY LOGO]
Specialty Pharmacy, Specialty Solutions.          M E M O R A N D U M


TO:      Chronimed Employees

FROM:    Henry Blissenbach

DATE:    August 9, 2004

RE:      STRATEGIC MERGER OF CHRONIMED INC. AND MIM CORPORATION
--------------------------------------------------------------------------------

I am very pleased to announce that a press release has been issued announcing the merger of Chronimed with another pharmacy company, MIM. MIM is a specialty pharmacy business with a pharmacy benefit management product.

Pending shareholder approval, we anticipate the merger will take place sometime in December. The merged company will be renamed BioScrip and will generate over $1billion in annual sales, making us one of the largest specialty pharmacy providers in the country. I will become President and CEO of BioScrip, and Rich Friedman, the current CEO and Chairman at MIM will hold the position of Chairman of the Board. As other components of our management team become final, we will communicate those decisions to you.

The merger will provide us with numerous opportunities going forward. It will expand our market reach into new communities and will allow us to combine each other's payor contracts. It will also provide the opportunity to more efficiently run our businesses, allowing us to leverage our existing infrastructure.

At this time, it is not exactly clear what will be combined, and when, but it is clear that a consolidation will take place. As a first step, we will assign a team of people consisting of members from both companies who will develop an integration plan. This integration team will be charged with the task of reviewing every aspect of both organizations to determine what functions can be consolidated. Once that has been accomplished a time line for these consolidations will be established.

I can provide some concrete information for you based on what I know today. FOR ALL CHRONIMED EMPLOYEES, NO JOBS WILL BE LOST AS A RESULT OF THE CONSOLIDATION BEFORE JANUARY 1, 2005. IN FACT, OUR STATSCRIPT STORES WILL RUN AS USUAL, WITH LITTLE IMPACT. IF YOU DO LOSE YOUR JOB AS A RESULT OF THE CONSOLIDATION, YOU WILL BE GIVEN 3 MONTHS OF SEVERANCE PAY, OR 2 WEEKS OF SEVERANCE PER FULL YEAR OF SERVICE, WHICHEVER IS GREATER.

We will also realize new business opportunities after the merger, which may mean the possibility of new job opportunities for some employees. Depending on your position, you may have the option of remaining in Minneapolis or moving to a new location.

Over the next few months, each company's shareholders will hold a meeting to approve the merger. We expect a positive outcome, and upon shareholders' approval, will hopefully close the deal in December. We are committed to giving you as much information as possible as we go through this process together. We will do everything possible to help you to continue to serve all of our customers and patients with the same high standard that we all pride ourselves in throughout the transition.


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                FREQUENTLY ASKED QUESTIONS FOR USE WITH CUSTOMERS


Q: I HEARD THERE ARE CHANGES HAPPENING AT YOUR COMPANY, WHAT'S GOING ON, ARE YOU BEING PURCHASED OR PURCHASING ANOTHER COMPANY?
A: On Monday August 9th, we publicly announced that we have signed a definitive merger agreement with MIM Corporation, another specialty pharmacy company. We are excited about the opportunity this merger brings to Chronimed, to better serve all our customer groups, patients, health care providers, health care payers and pharmaceutical manufacturers.

Q: HOW DO THESE CHANGES AFFECT ME?
A: At this time, there will be no changes to our existing services or for any of our customers. All our customers should continue to call us and order medication through the same process they have always used. We are committed to customer care, and strive everyday to make sure that our patients and their healthcare providers and payers receive the best service possible. At some point in the future, decisions on our new company structure will be finalized, and we will send out communications to any individuals we serve to let them know of the potential impact.

Q: WHO IS MIM CORPORATION?
A: MIM Corporation is a company based in New York that manages and distributes specialty medication for chronic illnesses and administers pharmaceutical benefits and distributes medications through both mail service and retail pharmacies.

Q: WHEN WILL THINGS CHANGE?
A: Mergers typically take several months to finalize, and we are in the early stages of merging the two organizations. Several key steps, such as stakeholder approval and SEC approval are required, before the merger is finalized. Once these approvals are obtained, the merger will close, and the structure of our new company will be in place.

Q: WILL PEOPLE LOSE THEIR JOBS BECAUSE OF THIS MERGER?
A: As with any merger, positions may be eliminated due to redundant functions. Chronimed values its employees and our philosophy has always been to treat each employee fairly and with respect. We will continue to operate under this philosophy during the merger and integration process, and will communicate with our employees as new information is available. All employees currently working for Chronimed will continue in their current or similar positions until at least the first of January 2005.

Q: ARE YOU MOVING OR CLOSING?
A: No, Chronimed is not moving or closing at this time. We are committed to the customers we serve, and look forward to providing even more enhanced services in the future.

Q: WHAT DO YOU THINK WILL HAPPEN TO THE STOCK PRICE?
A: If you have questions about Chronimed stock or other investor related questions, I can forward you to Brad Schumacher, our Director of Investor Relations, at 952-979-3942.

Q: ARE THERE NEW SERVICES BEING OFFERED?
A: It is very likely that Chronimed will be offering even more services for our customers in the future as we merge our capabilities with those of MIM Corporation. As soon as we have additional information, we will make sure that information is available to all our customer groups.


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EMPLOYEE Q & A



WILL I HAVE A JOB?
We are working as quickly as possible to get specific information to you about your job. No jobs will be lost as a result of the consolidation prior to January 1, 2005. There are no plans at this time related to the consolidation that would impact our StatScript locations.


WILL I RECEIVE SEVERANCE PAY IF MY POSITION IS ELIMINATED DUE TO THE MERGER? Yes. You will receive severance equivalent to either 3 months of pay, or two weeks pay per full year of service, whichever is greater.


WILL MY BENEFITS CONTINUE IF MY POSITION IS ELIMINATED?
If your position is eliminated as a result of the consolidation, as part of your severance package, you will have the option to continue your health and dental benefits for up to three months at the employee rate (the rate you currently pay) and for an additional period of time (up to 18 months of continuation in total) at COBRA rates.


DO YOU KNOW ANY DEFINITE CONSOLIDATION IMPACT AT THIS TIME?
No definite consolidation decisions have been made at this time. No jobs will be lost as a result of the consolidation prior to January 1, 2005.

ARE THERE ANY AREAS OF THE NEW, COMBINED COMPANY THAT WILL REMAIN UNTOUCHED BY THE CONSOLIDATION? There are no plans at this time related to the consolidation that would impact our StatScript locations.




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WILL MY PAY OR BENEFITS CHANGE IN THE NEW COMPANY?
It is our plan to retain very similar pay and benefit coverage as we transition to our new, integrated company. Like all benefit and pay plans, ours will be subject to change over time.


WHAT WILL OUR NEW NAME BE?

Our new company name will be BioScrip. The integration team will evaluate options to re-brand our products and services. Until then we will continue under our current brands.


HOW LONG WILL IT BE UNTIL THE MERGER IS FINAL?

We estimate that it will take about 3-6 months for the close to occur.


WHERE SHOULD I DIRECT MY QUESTIONS?
You should direct questions to your supervisor or you can send them to the Human Resources email box.




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                    ELEVATOR SPEECH & PROACTIVE SALES SPEECH



Chronimed is very pleased to announce that after several years of record earnings, it has chosen to merge with MIM Corporation to create one of the largest specialty pharmacy companies in the industry.

Both companies have built successful franchises in the rapidly growing specialty pharmacy market and this merger combines the individual strengths of Chronimed and MIM to provide centralized nationwide distribution capabilities as well as community based care for individuals with complex conditions.

The combined company will remain committed to each market and customer group we serve, and we look forward to sharing more news about our expanded offerings as the details of the merger are finalized.


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August 10, 2004



Dear Customer,


Chronimed is pleased to announce that on August 9th we entered into a merger agreement with MIM Corporation, a company offering complimentary specialty pharmacy services. We are excited about the opportunity this merger brings to increase our national presence and offer additional services to our customers.

During the next three to six months, we will be finalizing the details of the merger and upon final shareholder approval, the merged company will be renamed BioScrip. The new company will generate over $1 billion in annual sales, making BioScrip one of the largest specialty pharmacy providers in the country.

During the next few months as we finalize the agreement, there will be no changes to how you work with Chronimed. We remain committed to each market and customer group we serve and will continue to provide the high level of service and care we have always provided. We look forward to expanding our business opportunities with you in the future.

Sincerely,


Henry Blissenbach





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FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.



ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM AND SHAREHOLDERS OF CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM and shareholders of Chronimed. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.



PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.